UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)	Coca-Cola FEMSA and Grupo Fomento Queretano successfully merge their bottling operations
Ticker: KOF

Ratio of KOF L to KOF = 10:1

Mexico City, Mexico – May 07, 2012 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world, and Grupo Fomento Queretano, S.A.P.I. de C.V. (“Grupo Fomento Queretano”) and its shareholders announce the successful merger of Grupo Fomento Queretano’s beverage operation with Coca-Cola FEMSA.

This transaction received all necessary approvals, including the approval of the Comisión Federal de Competencia, the Mexican antitrust authority, and The Coca-Cola Company. Subsequently, Coca-Cola FEMSA held an extraordinary shareholders meeting on May 4, 2012, at which the Company’s shareholders approved this merger.

The aggregate enterprise value of this transaction is Ps. 6,600 million, which at the time of the announcement of this merger agreement represented an EV/EBITDA multiple of approximately 9.7 times. As a result of the completion of the due diligence process, no material adjustment was recorded, and Grupo Fomento Queretano’s shareholders received approximately 45.1 million newly issued KOF series L shares. The Company assumed Ps. 1,221 million in net debt.

“We are pleased to announce the successful merger of Grupo Fomento Queretano’s beverage operation with Coca-Cola FEMSA. We would like to thank everybody involved in this transaction, including our new partner--with whom we share an aligned vision of economic and social value creation--for their effort and hard work to reach this important milestone for our company. These new territories represent a strategic link between our existing operations in Mexico. The culmination of this transaction will enable us to leverage our mutual expertise in the beverage industry, our talented pool of professionals, and the strong brand equity of our products, while complementing our prospects for the continued growth of our business into the future. In addition, through this transaction, we increase our stake in PIASA, one of the most important and efficient participants in the Mexican sugar industry, to more than 26 percent. Through the three mergers we have closed over the past several months, we have enjoyed the privilege of expanding our family with important new members, whose track record and entrepreneurial legacy speak for themselves. Looking forward, we will continue to operate our business, capitalizing on the proven management capabilities and transparency that attracted these families to our company as an investment vehicle," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

Coca-Cola FEMSA will start integrating the results of Grupo Fomento Queretano as of May, 2012.

Seale & Associates, Inc. and White & Case S.C. acted as exclusive financial and legal advisors, respectively, to Grupo Fomento Queretano on this transaction.

Ritch Mueller and Deloitte Galaz, Yamazaki, Ruiz Urquiza, S.C. acted as legal and tax advisors, respectively, to Coca-Cola FEMSA on this transaction.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig	❖ ❖ ❖
roland.karig@kof.com.mx
(5255) 5081-5186

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as parts of southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 37 bottling facilities in Latin America and serves close to 1,800,000 retailers in the region.

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

May 07, 2012	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: May 07, 2012